

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Rami Elghandour
Chief Executive Officer
Arcellx, Inc.
25 West Watkins Mill Road, Suite A
Gaithersburg, MD 20878

Re: Arcellx, Inc.
Draft Registration Statement on Form S-1
Submitted June 13, 2022
CIK No. 0001786205

Dear Mr. Elghandour:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joe McCann at (202) 551-6262 or Aric-James Prazeres at (202) 551-4841 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Fang, Esq.